Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

The following is a transcript of a recorded message from Univar Inc.’s Senior Vice President of Local Chemical Distribution, George Fuller, which was made available to Univar employees beginning on October 4, 2018.

Hey, everyone, George here and today I just wanted to share with you how excited I am about the Nexeo transaction and to give you an update on our progress in the business, which I always believe is the best indicator we have that our people are staying focused on execution.

Although we fell short of AOP, LCD had another month of iDGP growth. I want to personally thank you for maintaining your commitment to growth.

As we all work on building our momentum, I want to express my thoughts about the Nexeo acquisition.

First, this deal is in place to drive faster growth. We all know that chemical distribution is a sales people business and with this acquisition, we are adding 300 sellers to our already 600…basically 1,000 sellers with the opportunity to create more value, win more business, and all as One Univar. This is fantastic news for all of us as we build a sales organization that is expected to only increase as the combined companies come together and take advantage of the growth opportunities.

Secondly, a critical part of our service promise is on time delivery. As each of you know, the transportation crisis has made everyone’s job incredibly difficult. We will be adding over 300 trucks and Drivers to our private fleet, which we all know, one of our keys to success is on-time delivery and leveraging our private fleet.

Lastly, LCD is a grocery store model. Because of our expanded product breadth, the customer is expected to have an even greater selection of chemistry to buy from Univar; all while we take advantage of our combined best in class processes, which will make it easier to do business with us.

In the short term though, each of us needs to stay focused on what we do. Competitors will see an opportunity to capitalize on any distraction. We cannot let that happen. That means continuing to execute with a single-minded discipline. And remember, Nexeo is still one of those competitors!

So in short, what this means for us. We’re going to have more sellers, more calls, more wins; more Drivers, higher OTD, happier customers and more products to sell.

To make this happen, we need you and that’s why we’re investing in you. We know you have a track record of success; you’re winning business from our competition, and you’re growing your base, which is all great. So we need you to keep executing and making sure our customers are more satisfied tomorrow than they are today.

If you have any questions reach out to me, Mark, or even David.

Thanks for the focus, and let’s have a great October!

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find it

In connection with the proposed transaction between Univar and Nexeo, Univar intends to file a registration statement on Form S-4, which will contain a prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”). INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.